UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-11528

PSi Technologies Holdings, Inc.

(Exact name of registrant as specified in its charter)

FTI Special Economic Zone, Electronics Avenue, Taguig City, 1604, Philippines +(632) 838 4872

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depository Shares (as evidenced by American Depository Receipts)

each representing one common share of nominal value PHP 1-2/3 per share

(Title of each class of securities covered by this Form)

Common shares of nominal value PHP 1-2/3 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     75

Pursuant to the requirements of the Securities Exchange Act of 1934, PSi Technologies Holdings, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 5, 2009	By:	/s/ ARTHUR J. YOUNG, JR.
	Name:	Arthur J. Young, Jr.
	Title:	Chief Executive Officer